Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE EARLY TERMINATION OF ITS
DEBENTURES REPURCHASE FINANCING TRANSACTIONS

Tel Aviv, Israel, February 10, 2013, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that the financial institutions that had acquired Elbit’s Series A to G Debentures (“Debentures”) under the structured debenture transactions with Elbit Imaging Financing Services, Limited Partnership (“Elbit Financing”) that were announced on August 2, 2012 and November 8, 2012 (the “Transactions”), have notified Elbit Financing of the early termination of the Transactions as a result of the decline in the market price of the Debentures and consequentially, the failure to meet the loan-to-value covenants in the Transactions.

The financial institutions were not obligated to hold the Debentures purchased under the Transactions, but only the have such Debentures delivered to Elbit Financing at the scheduled termination date upon the redemption of the respective credit-linked notes. Under the terms of the Transactions, upon the early termination of the Transactions as a result of a decline in the market price of the Debentures, the financial institutions may sell the Debentures held by each of them as of the date of termination, and use the proceeds of the sales to redeem the respective credit-linked notes, either execute a cash settlement or physical settlement thereof and deliver Elbit Financing the proceeds of the sale of the Debentures or the remainder of the Debentures not sold, in excess of the early termination amounts, which shall be retained by the financial institutions. The early termination amounts consist of the principal and interest (agreed upon IRR) under the respective credit-linked notes and unwind costs which are due to the financial institutions under the Transactions. The Company expects that the sale of Debentures held by the financial institutions will cover the termination amounts. The amounts of cash or Debentures to be returned to Elbit Financing will depend on the prices at which the Debentures are sold by the financial institutions.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054